Exhibit 99.1

News Release
NYSE, TSX: NTR

February 27, 2026

Nutrien Files 2025 Annual Disclosures

SASKATOON, Saskatchewan – Nutrien Ltd. (TSX and NYSE: NTR) announced today that its 2025 Annual Report, including Management’s Discussion and Analysis and Audited Consolidated Financial Statements, as well as its Annual Information Form are available on the EDGAR section of the US Securities and Exchange Commission’s website at www.sec.gov and the Canadian Securities Administrators’ website at www.sedarplus.ca.

The 2025 Annual Report provides an update on Nutrien’s strategy, market environment, governance and key enterprise risks, financial results and outlook. Nutrien also released its 2025 Sustainability Report today, detailing its sustainability initiatives and performance.

The reports can be reviewed and downloaded from the Investor Relations section of Nutrien’s website at https://www.nutrien.com/investors/financial-reporting.

About Nutrien

Nutrien is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of growers. We focus on creating long-term value by prioritizing investments that strengthen the advantages of our business across the ag value chain and by maintaining access to the resources and the relationships with stakeholders needed to achieve our goals.

FOR FURTHER INFORMATION:

Investor Contact

Jeff Holzman

Senior Vice President, Investor Relations and FP&A

(306) 933 8545 – investors@nutrien.com

Media Contact

Simon Scott

Vice President, Global Communications

(403) 225 7213 – media@nutrien.com

Contact us at: www.nutrien.com